Exhibit 2.5.1

EXECUTION VERSION

LDK SOLAR CO., LTD.

and

The entities listed in Schedule I hereto

as Subsidiary Guarantors

and

The Bank of New York Mellon, London Branch

as Trustee and Paying and Transfer Agent

The Bank of New York Mellon (Luxembourg) S.A.

as Registrar

10.00% Senior Notes Due 2014

SECOND SUPPLEMENTAL INDENTURE

dated as of December 24, 2012

THIS SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), is entered into as of December 24, 2012, among LDK Solar Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Subsidiary Guarantors listed in Schedule I hereto collectively (the “Subsidiary Guarantors”), The Bank of New York Mellon, London Branch, as trustee (the “Trustee”) and paying and transfer agent (“Paying and Transfer Agent”) and The Bank of New York Mellon (Luxembourg) S.A. as registrar (“Registrar”).

Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture (as defined below).

RECITALS

WHEREAS, the Company, the Subsidiary Guarantors party thereto and the Trustee entered into the Indenture, dated as of February 28, 2011 (as amended or supplemented to the date hereof, the “Indenture”), relating to the Company’s 10.00% Senior Notes Due 2014 (the “Notes”).

WHEREAS, Section 9.2 of the Indenture provides that the Indenture may be amended with the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes; provided that certain amendments may not be affected without the consent of each Holder of the Notes affected;

WHEREAS, the Company desires and has requested the Trustee to join with it in entering into this Supplemental Indenture for the purpose of amending the Indenture in certain respects as permitted by Section 9.2 of the Indenture;

WHEREAS, the Company has received the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Company and the Trustee to enter into this Supplemental Indenture, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture as contemplated by Section 9.5 of the Indenture; and

WHEREAS, the Company has delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture an Opinion of Counsel relating to this Supplemental Indenture as contemplated by Section 9.5 of the Indenture;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein and for other good and valuable consideration, each party hereby agrees, for the benefit of the others and for the equal and rateable benefit of the Holders of the Notes, as follows (amended texts of the Indenture are shown in quotation marks below, with deletions shown in ~~strikethrough~~):

ARTICLE I

AMENDMENTS TO THE INDENTURE

Section 1.1 Amendment to certain defined terms in Section 1.1 of the Indenture. The following defined terms contained in Clause 1.1 of the Indenture are hereby deleted in their entirety and replaced as follows:

““Change of Control” means the occurrence of one or more of the following events:

~~(1) the Permitted Holders beneficially own, directly or indirectly, in the aggregate less than 35% of the Voting Stock of the Company (including a Successor Company, if applicable);~~

  ~~(2)~~(1) any Person or Group is or becomes the “beneficial owner,” directly or indirectly, of total voting power of the Voting Stock of the Company (including a Successor Company, if applicable) greater than such total voting power held beneficially by the Permitted Holders;

~~(3)~~ (2) the Company consolidates with, or merges with or into, another Person, or the Company sells, conveys, assigns, transfers, leases or otherwise disposes of all or substantially all of the assets of the Company, determined on a consolidated basis, to any Person;

~~(4)~~(3) individuals who on the Issue Date constituted the board of directors of the Company, together with any new directors whose election by the board of directors was approved by a vote of at least two-thirds of the directors then still in office who were either directors or whose election was previously so approved, cease for any reason to constitute a majority of the board of directors of the Company then in office; or

~~(5)~~(4) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company, whether or not otherwise in compliance with the provisions of this Indenture.

For purposes of this definition:

(a) beneficial owner will have the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any Person or Group will be deemed to have beneficial ownership of all securities that such Person or Group has the right to acquire, whether such right is exercisable immediately, only after the passage of time or, except in the case of the Permitted Holders, upon the occurrence of a subsequent condition; and

(b) “Person” and “Group” will have the meanings for “person” and “group” as used in Sections 13(d) and 14(d) of the Exchange Act.”

““Permitted Investments” means:

(1)	any Investment or a series of Investments pursuant to a Staged Acquisition Agreement in any Person that is, or that results in any Person becoming, immediately after such Investment or Investments, a Restricted Subsidiary that is primarily engaged in a Permitted Business or constituting a merger or consolidation of such Person into the Company or with or into a Restricted Subsidiary that is primarily engaged in a Permitted Business;

(2)	Investments by any Restricted Subsidiary in the Company;

(3)	Investments in cash and Cash Equivalents;

(4)	any extension, modification or renewal of any Investments existing as of the Issue Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Issue Date);

(5)	Investments permitted pursuant to Section 3.17(b)(ii) or 3.17(b)(v);

(6)	Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof;

(7)	Investments made by the Company or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with Section 3.11;

(8)	Investments in the form of Hedging Obligations permitted under Section 3.8(b)(iv);

(9)	receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable and dischargeable in accordance with customary trade terms;

(10)	pledges or deposits (a) with respect to leases or utilities provided to third parties in the ordinary course of business or (b) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 3.15;

(11)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with U.S. GAAP;

(12)	deposits made in order to comply with statutory or regulatory obligations to maintain deposits for workers compensation claims and other purposes specified by statute or regulation from time to time in the ordinary course of business; ~~and~~

(13)	advances to contractors and suppliers for the acquisition of assets or consumables or services in the ordinary course of business that are recorded as deposits or prepaid expenses on the Company’s consolidated balance sheet~~.~~;

(14)	Investments (a) equal to the Fair Market Value of the Capital Stock of any Person (a “Disposed Restricted Subsidiary”) held by any Restricted Subsidiary (a “Former Holding Company”) immediately following a sale or disposition of Capital Stock which results in such Disposed Restricted Subsidiary ceasing to be a Restricted Subsidiary, or (b) in the form of Guarantees by a Restricted Subsidiary of Indebtedness of any Disposed Restricted Subsidiary that was a Restricted Subsidiary at the time the Indebtedness guaranteed was Incurred (including any Refinancing Indebtedness), which Guarantees are Incurred in connection with the sale or disposition of Capital Stock or assets of such Disposed Restricted Subsidiary, provided that the sale or disposition of Capital Stock or assets of the Disposed Restricted Subsidiary was conducted in accordance with Section 3.11 either (i) in consideration for the release of the Company or any Restricted Subsidiary from liabilities associated with a portion or all of the Indebtedness of such Disposed Restricted Subsidiary and/or its Former Holding Company or (ii) the Net Cash Proceeds of the sale of Capital Stock or assets of the Disposed Restricted Subsidiary is used to repay, redeem or repurchase a portion or all of the Indebtedness of such Disposed Restricted Subsidiary and/or its Former Holding Company, and in either case, the Guarantees by any Restricted Subsidiary Incurred under this clause (14) are in respect of the remaining Indebtedness of such Disposed Restricted Subsidiary that was not released, repaid, redeemed or repurchased; and

(15)	any purchase, redemption, acquisition or retirement for value of series A redeemable convertible preferred shares of LDK Silicon & Chemical issued pursuant to Section 3.8(b)(xiii) from the proceeds of Refinancing Indebtedness Incurred for such purpose under Section 3.8(b)(viii).”

““Polysilicon Subscription Agreement” means the subscription agreement dated December 30, 2010, as such instrument may be amended from time to time, by and among the Polysilicon Investors, each member of the Polysilicon Group, the Company, Jiangxi LDK Solar High-Tech Co., Ltd. and Mr. Xiaofeng Peng, provided that any such amendment shall not (1) accelerate any date on which such series A redeemable convertible preferred shares mature or are mandatorily redeemable or are redeemable at the sole option of the holder thereof or (2) increase the amount (calculated as the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price) of such series A redeemable convertible preferred shares.”

Section 1.2 Additional defined terms under Section 1.1 of the Indenture. The following defined terms are hereby added to Section 1.1 of the Indenture:

““Production Financing Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary Incurred to finance raw materials, utilities, labor and operating expenses in connection with (1) polysilicon production, (2) solar wafer production, (3) cell production, (4) module production or (5) EPC services and solar farm projects; provided, that the aggregate principal amount of Production Financing Indebtedness Incurred and at any time outstanding under Section 3.8(b)(xix) shall not exceed US$85 million, with respect to polysilicon production, US$95 million, with respect to solar wafer production, US$30 million, with respect to solar cell production, US$90 million, with respect to solar module production, and US$50 million, with respect to EPC services and solar farm projects.”

““Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the U.S. Securities and Exchange Commission as in effect on the date of the second Supplemental Indenture.”

Section 1.3 Amendment to Section 3.8(b) of the Indenture. Section 3.8(b) of the Indenture is hereby deleted in its entirety and replaced as follows:

“(b) Notwithstanding clause (a) above, the Company and, to the extent provided below, any of its Restricted Subsidiaries, as applicable, may Incur each and all of the following Indebtedness (“Permitted Indebtedness”):

(i)	Indebtedness in respect of the Notes (excluding Additional Notes) and each Subsidiary Guarantee;

(ii)	Guarantees by the Company or any Subsidiary Guarantor of the Indebtedness of the Company or any Restricted Subsidiary permitted under this Indenture; provided, that if any such Guarantee is of Subordinated Indebtedness, then the Subsidiary Guarantee of such Subsidiary Guarantor will be senior to such Subsidiary Guarantor’s Guarantee of such Subordinated Indebtedness;

(iii)	other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date other than Indebtedness otherwise specified under any of the other clauses of this definition of Permitted Indebtedness, provided that such Indebtedness of Restricted Subsidiaries shall be included in the calculation of Permitted Subsidiary Indebtedness;

(iv)	Hedging Obligations entered into by the Company and its Restricted Subsidiaries in the ordinary course of business and not for speculative purposes;

(v)	intercompany Indebtedness or Preferred Stock between the Company and any Restricted Subsidiary or between any Restricted Subsidiaries; provided that: (A) if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full of all obligations under the Notes and this Indenture, in the case of the Company, or such Subsidiary Guarantor’s Subsidiary Guarantee, in the case of any such Subsidiary Guarantor, provided further, however, that in connection with the on-lending to LDK Solar USA, Inc. of the loan from a commercial bank to the Company for the acquisition of Capital Stock of Solar Power Inc., such Indebtedness of LDK Solar USA, Inc. comprising the shareholder loan owed to the Company as a result of such on-lending shall not be so subordinated; (B) in the event that at any time any such Indebtedness ceases to be held by the Company or a Restricted Subsidiary, such Indebtedness will be deemed to be Incurred and not permitted by this clause (v) at the time such event occurs, and (C) if such Indebtedness is owed to the Company or any Subsidiary Guarantor, such Indebtedness must be evidenced by an unsubordinated promissory note or similar instrument under applicable law;

(vi)	Indebtedness of the Company or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (including daylight overdrafts paid in full by the close of business on the day such overdraft was Incurred) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five business days of Incurrence;

(vii)	Indebtedness of the Company or any of its Restricted Subsidiaries constituting payment or reimbursement obligations with respect to workers’ compensation claims, self-insurance obligations or similar requirements in the ordinary course of business;

(viii)	Refinancing Indebtedness in respect of: (A) Indebtedness (other than Indebtedness owed to the Company or any Subsidiary of the Company) Incurred pursuant to clause (a) above (it being understood that no Indebtedness outstanding on the Issue Date is Incurred pursuant to such clause (a) above), or (B) Indebtedness Incurred pursuant to clause (i), (ii), ~~or~~ (iii) ~~above~~ or (xiii) (excluding Indebtedness outstanding on the Issue Date deemed to be incurred under clause (xi) below or Indebtedness owed to the Company or a Subsidiary of the Company);

(ix)	Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any Restricted Subsidiary; provided, however, that on the date of the Incurrence of any Indebtedness permitted by this clause (ix) and after giving effect thereto, the aggregate principal amount outstanding of all such Indebtedness permitted by this clause (ix) (together with Refinancings thereof) does not exceed an amount equal to ~~10% of Total Assets~~US$780 million (or the Dollar Equivalent thereof);

(x)	Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or any Restricted Subsidiary pursuant to such agreements, in each case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of such Indebtedness shall at no time exceed the gross proceeds actually received from the sale of such business, assets or Restricted Subsidiary;

(xi)	Indebtedness of the Company or any Restricted Subsidiary with a maturity of one year or less used by the Company or any Restricted Subsidiary for working capital purposes; provided that the aggregate amount of Indebtedness permitted by this clause (xi) at any time outstanding does not exceed US$~~75~~125 million (or the Dollar Equivalent thereof);

(xii)	Indebtedness of the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit or trade guarantees issued in the ordinary course of business to the extent that such letters of credit or trade guarantees are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the 30 days following receipt by the Company or such Restricted Subsidiary of a demand for reimbursement;

(xiii)	the Company may upon receipt of payment therefor cause to be issued 240,000,000 series A redeemable convertible preferred shares of LDK Silicon & Chemical in accordance with the Polysilicon Subscription Agreement or, in the event that the issuance and sale of such preferred shares to the Polysilicon Investors are not consummated, may cause to be issued upon receipt of payment therefor, up to 240,000,000 Series A redeemable convertible preferred shares of LDK Silicon & Chemical on terms that are no more adverse to the Company than those provided in Polysilicon Subscription Agreement;

(xiv)	Guarantees by any Restricted Subsidiary of Indebtedness of another Restricted Subsidiary that was permitted to be Incurred under clause (iv), (ix) or (xi) above;

(xv)	Indebtedness of the Company or any Restricted Subsidiary constituting an obligation to pay the deferred purchase price of Capital Stock in a Restricted Subsidiary or a Person that will become a Restricted Subsidiary upon the full payment of all such deferred purchase price pursuant to a Staged Acquisition Agreement, to the extent that such deferred purchase price is paid within 12 months after the date the Company or such Restricted Subsidiary enters into such Staged Acquisition Agreement; ~~and~~

(xvi)	Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which does not to exceed US$10 million (or the Dollar Equivalent thereof) at any one time outstanding~~.~~;

(xvii)	the Company may, upon receipt of payment therefor, cause LDK Silicon & Chemical or its Subsidiary to issue up to US$200 million (calculated as the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price) series B redeemable convertible preferred shares ; provided, that the series B redeemable convertible preferred shares are issued in exchange for, or that the net cash proceeds of such Incurrence are used solely to pay for, amounts recorded as accounts payable owed to vendors or suppliers by the Company’s Restricted Subsidiaries organized under the laws of the PRC; and provided further that the series B redeemable convertible preferred shares are not Disqualified Capital Stock;

(xviii)	Guarantees by any Restricted Subsidiary of amounts that remain owed by a Disposed Restricted Subsidiary that was a Restricted Subsidiary at the time the Indebtedness guaranteed was Incurred (including any Refinancing Indebtedness), provided such Guarantees are Incurred in the manner described in clause (14) of the definition of “Permitted Investments; and

(xix)	Production Financing Indebtedness of the Company or any Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness permitted by this clause (xix) at any time outstanding does not exceed US$350 million (or the Dollar Equivalent thereof) and provided further that the aggregate principal amount of such Indebtedness permitted by this clause (xix) outstanding (A) on or prior to December 31, 2012 shall not exceed US$100 million, (B) on January 1, 2013 and on or prior to March 31, 2013 shall not exceed US$200 million, and (C) on April 1, 2013 and on or prior to June 30, 2013 shall not exceed US$300 million.”

Section 1.4 Amendment to Section 3.9(b) of the Indenture. Section 3.9(b) of the Indenture is hereby deleted in its entirety and replaced as follows:

“(b) The foregoing provisions shall not be violated by reason of:

(i)	the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration pursuant to Section 3.9(a);

(ii)	if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company,

(A) in exchange for Qualified Capital Stock of the Company; or

(B) through the application of the Net Cash Proceeds received by the Company from a substantially concurrent sale of Qualified Capital Stock of the Company or a contribution to the equity capital of the Company not representing an interest in Disqualified Capital Stock, in each case not received from a Subsidiary of the Company;

provided, that the value of any such Qualified Capital Stock issued in exchange for such acquired Capital Stock and any such Net Cash Proceeds will be excluded from Section 3.9(a)(iv)(C)(2) (and were not included therein at any time);

(iii)	if no Default or Event of Default shall have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness solely in exchange for, or through the application of Net Cash Proceeds of a substantially concurrent sale, other than to a Subsidiary of the Company, of:

(A)	Qualified Capital Stock of the Company or

(B)	Refinancing Indebtedness for such Subordinated Indebtedness;

provided, that the value of any Qualified Capital Stock issued in exchange for Subordinated Indebtedness and any Net Cash Proceeds referred to above will be excluded from Section 3.9(a)(iv)(C)(2) (and were not included therein at any time);

(iv)	if no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company or options, warrants or other securities exercisable or convertible into Common Stock of the Company from employees or directors of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of the employees or directors, in an amount not to exceed US$2 million (or the Dollar Equivalent thereof) in any calendar year and US$6 million (or the Dollar Equivalent thereof) in the aggregate~~.~~;

(v)	the payment of any dividend or distribution declared, paid or made by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company, to all holders of any class of Capital Stock of such Restricted Subsidiary, a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Company;

(vi)	the payment by Solar Green Technology S.p.A. to LDK Solar Europe Holding S.A. and Angelo Prete and Giuseppe Truglio of any dividend declared by it on a 70%-30% basis, respectively, despite their respective legal ownership of 90% and 10% therein, respectively; ~~and~~

(vii)	any dividend or other distributions on, and any mandatory redemption by the Company of, the Series A redeemable convertible preferred shares of LDK Silicon & Chemical held by the Polysilicon Investors pursuant to the Polysilicon Subscription Agreement provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such redemption~~.~~; and

(viii)	any dividend or other distributions on the series B redeemable convertible preferred shares issued pursuant to Section 3.8(b)(xvii); provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such payment.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (i), (v) and (vi) (in each such case, without duplication for the declaration of the relevant dividend), (iv), ~~and~~ (vii) and (viii) (to the extent the cumulative total of all such payments pursuant to (vii) and (viii) exceeds US$~~240~~440 million (or the Dollar Equivalent thereof)) will be included in such calculation and amounts expended pursuant to clauses (ii), (iii), ~~and~~ (vii) and (viii) (to the extent the cumulative total of such payments equals or is less than US$~~240~~440 million (or the Dollar Equivalent thereof)) above will not be included in such calculation.

Following any designation of any Restricted Subsidiary within the Polysilicon Group as an Unrestricted Subsidiary in accordance with Section 3.13, the cumulative Consolidated Net Income (or loss) of such Unrestricted Subsidiary and all of its Subsidiaries shall be disregarded for the purpose of determining the aggregate amount of Restricted Payments permitted under Section 3.9(a)(iv)(C) unless and until such designation is revoked.

The amount of any Restricted Payment (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The value of any assets or securities that are required to be valued by this Section 3.9 will be the Fair Market Value. The Board of Directors’ determination of the Fair Market Value of a Restricted Payment or any such assets or securities must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the Fair Market Value exceeds US$15 million (or the Dollar Equivalent thereof).

No later than the date of making any Restricted Payment in excess of US$7.5 million (or the Dollar Equivalent thereof), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 3.9 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture.”

Section 1.5 Amendment to Section 3.11(a) of the Indenture. Section 3.11(a) of the Indenture is hereby deleted in its entirety and replaced as follows:

“Section 3.11. Limitation on Asset Sales. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i)	the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(ii)	at least 75% of the consideration received for the assets sold by the Company or the Restricted Subsidiary, as the case may be, the Asset Sale will be in the form of cash or Cash Equivalents received at the time of such Asset Sale. For purposes of this Section 3.11, the following will be deemed to be cash:

(A) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption, assignment, novation or similar agreement that releases the Company or such Restricted Subsidiary from further liability; and

(B) any securities, notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are promptly, but in any event within 30 days of closing, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

(iii)	no Default or Event of Default shall have occurred and be continuing or would occur as a result of such Asset Sale.~~; and~~

(iv)	~~in the case of an Asset Sale that constitutes an Asset Disposition, the Company could Incur at least US$1.00 of additional Indebtedness pursuant to Section 3.8(a) after giving pro forma effect to such Asset Disposition.~~”

Section 1.6 Amendment to Section 3.14(b) of the Indenture. Section 3.14(b) of the Indenture is hereby deleted in its entirety and replaced as follows:

“(b) Clause (a) will not apply to encumbrances or restrictions existing under or by reason of:

(i)	applicable law, rule, regulation or order;

(ii)	this Indenture, the Notes, the Subsidiary Guarantees or any Pari Passu Subsidiary Guarantee of any Subsidiary Guarantor and any amendments, restatements, renewals, replacements or refinancings thereof; provided that any amendment, restatement, renewal, replacement or refinancing is not materially more restrictive with respect to such encumbrances or restrictions than those in existence on the Issue Date;

(iii)	any restrictions imposed on the payment of dividends or other distributions on ordinary shares of LDK Silicon & Chemical in connection with the issuance and sale of the Series A redeemable convertible preferred shares of LDK Silicon & Chemical contemplated by the Polysilicon Subscription Agreement;

(iv)	customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Indebtedness secured by a Lien, in each case permitted to be Incurred under this Indenture;

(v)	any instrument governing Acquired Indebtedness not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition merger or consolidation, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(vi)	restrictions with respect to a Restricted Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary being sold;

(vii)	customary restrictions imposed on the transfer of copyrighted or patented materials; or

(viii)	an agreement governing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred or any extension or renewal thereof pursuant to an agreement referred to in clause (v) above; provided, that such Refinancing agreement or extension or renewal thereof, taken as a whole, is not materially more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (v)~~.~~; or

(ix)	any restrictions imposed on the payment of dividends or other distributions on the Common Stock of LDK Silicon & Chemical or its Subsidiary in connection with the issuance of the series B redeemable convertible preferred shares pursuant to Section 3.8(b)(xvii).”

Section 1.7 Amendment to Section 6.1(a) of the Indenture. Section 6.1(a) of the Indenture is hereby deleted in its entirety and replaced as follows:

“Section 6.1. Events of Default. (a) Each of the following is an “Event of Default”:

(1)	default in the payment when due of the principal of or premium, if any, on any Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, Change of Control Offer or an Asset Sale Offer;

(2)	default for 30 days or more in the payment when due of interest or Additional Amounts on any Notes;

(3)	(i) the failure to perform or comply with any of the provisions of (x) Section 3.15 and (y) Section 4.1, or (ii) the failure by the Company to make or consummate an Asset Sale Offer or a Change of Control Offer in the manner described under Section 3.11 or Section 3.25, respectively;

(4)	the failure by the Company or any Restricted Subsidiary to comply with any other covenant or agreement contained in this Indenture or in the Notes for 30 days or more after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(5)	default by the Company or any ~~Restricted~~Significant Subsidiary under any Indebtedness which:

(i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(ii) results in the acceleration of such Indebtedness prior to its Stated Maturity;

and the principal or accreted amount of Indebtedness covered by (i) or (ii) at the relevant time, aggregates US$10 million (or the Dollar Equivalent thereof) or more.

(6)	failure by the Company or any of its ~~Restricted~~Significant Subsidiaries to pay one or more final judgments against any of them which are not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing, aggregating US$10 million (or the Dollar Equivalent thereof) or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

(7)	an involuntary case or other proceeding is commenced against the Company or any Restricted Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for any substantial part of the property and assets of the Company or any Restricted Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days; or an order for relief is entered against the Company or any Restricted Subsidiary under any applicable bankruptcy, insolvency or other similar law as now or hereafter in effect;

(8)	the Company or any ~~Restricted~~Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any ~~Restricted~~Significant Subsidiary or for all or substantially all of the property and assets of the Company or any ~~Restricted~~Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors; or

(9)	except as permitted by this Indenture, any Subsidiary Guarantee is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee.”

ARTICLE II

MISCELLANEOUS PROVISIONS

Section 2.1 This Supplemental Indenture shall be governed by the provisions set forth in Section 11.7 of the Indenture.

Section 2.2 This Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument.

Section 2.3 This Supplemental Indenture is an amendment supplemental to the Indenture and the Indenture and this Supplemental Indenture will henceforth be read together. Except as amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as amended hereby.

Section 2.4 The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein all of which are made solely by the Company and the Subsidiary Guarantors.

Section 2.5 Notwithstanding anything contained herein, nothing in this Supplemental Indenture shall relieve the Company, the Subsidiary Guarantors or the Trustee of any of their obligations under the Indenture, as amended and supplemented by this Supplemental Indenture, and the Notes.

Section 2.6 In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7 The provisions of Article I of this Supplemental Indenture shall be effective upon execution, and shall not become operative until the time the Company pays the Holders who delivered consents to the amendment set forth in this Supplemental Indenture, pursuant to and in accordance with the terms and conditions set forth in the Consent Solicitation Statement issued by the Company, dated as of December 14, 2012.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

LDK SOLAR CO., LTD.

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman

LDK SOLAR USA, INC. as Subsidiary Guarantor

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Director

LDK SOLAR INTERNATIONAL COMPANY LIMITED as Subsidiary Guarantor

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Director

LDK SOLAR EUROPE HOLDING S.A. as Subsidiary Guarantor

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Director

LDK SOLAR ITALIA S.R.L. as Subsidiary Guarantor

By:	/s/ Mario Zen
	Name:	Mario Zen
	Title:	Director

[SIGNATURE PAGE – SUPPLEMENTAL INDENTURE]

LDK TRADING SERVICE GERMANY GMBH as Subsidiary Guarantor

By:	/s/ Stuart Brannigan
	Name:	Stuart Brannigan
	Title:	Director

LDK SOLAR HI-TECH (HONG KONG) CO., LIMITED as Subsidiary Guarantor

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Director

LDK SOLAR TECH USA, INC. as Subsidiary Guarantor

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Director

LDK SOLAR SPAIN, S.L. as Subsidiary Guarantor

By:	/s/ Stuart Brannigan
	Name:	Stuart Brannigan
	Title:	Director

LDK PV TECH (HONG KONG) CO., LIMITED as Subsidiary Guarantor

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Director

[SIGNATURE PAGE – SUPPLEMENTAL INDENTURE]

THE BANK OF NEW YORK MELLON, LONDON BRANCH as Trustee and Paying and Transfer Agent

By:	/s/ Michael Cheng
Name: Michael Cheng
Title: Vice President

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A. as Registrar

By:	/s/ Michael Cheng
Name: Michael Cheng
Title: Vice President

[SIGNATURE PAGE – SUPPLEMENTAL INDENTURE]

SCHEDULE I

LIST OF SUBSIDIARY GUARANTORS

1.	LDK Solar USA, Inc.
2.	LDK Solar International Company Limited
3.	LDK Solar Europe Holding S.A.
4.	LDK Solar Italia S.R.L.
5.	LDK Trading Service Germany GmbH
6.	LDK Solar Hi-Tech (Hong Kong) Co., Limited
7.	LDK Solar Tech USA, Inc.
8.	LDK Solar Spain, S.L.
9.	LDK PV Tech (Hong Kong) Co., Limited